SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679F 10 1

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,598,929

	8.	Shared Voting Power 154,728

	9.	Sole Dispositive Power 2,598,929

	10.	Shared Dispositive Power 154,728

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,753,657

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTORY NOTE

This Amendment No. 6 to the Schedule 13D (the “Sixth Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Leonard M. Tannenbaum on March 21, 2014 (the “Original Schedule 13D”) as amended and supplemented by Amendment No. 1 filed on March 24, 2014 (the “First Amended Schedule 13D”), Amendment No. 2 filed on August 26, 2014 (the “Second Amended Schedule 13D”), Amendment No. 3 filed on December 22, 2014 (the “Third Amended Schedule 13D”), Amendment No. 4 filed on May 26, 2015 (the “Fourth Amended Schedule 13D”) and Amendment No. 5 filed on December 2, 2015 (the “Fifth Amended Schedule 13D”). Mr. Tannenbaum is filing this Sixth Amended Schedule 13D to report changes to the disclosure contained the Schedule 13D. Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The acquisitions of the Shares reported in Item 5(c) of this Sixth Amended Schedule 13D were made using Mr. Tannenbaum’s personal funds. Mr. Tannenbaum holds some of the acquired Shares in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the acquired Shares.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

Fifth Street Management LLC (“FSM”), a subsidiary of FSAM, serves as the investment adviser to the Issuer. Pursuant to an investment advisory agreement between FSM and the Issuer, FSM is responsible for the management of the Issuer’s investment portfolio. Mr. Tannenbaum is the Chairman and Chief Executive Officer of FSAM and controls more than 90% of the combined voting power of the Class A common stock and Class B common stock of FSAM. Mr. Tannenbaum is the founder of Fifth Street, a longtime stockholder of the Issuer and is a member of FSM’s Management Committee. As a result of the foregoing shareholdings and positions, Mr. Tannenbaum may engage in discussions with management of the Issuer, the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Mr. Tannenbaum evaluates the investment in the Shares on a continuing basis including, without limitation, the possibility of further acquisitions of Shares. Any such acquisitions of Shares may be made in open market or private transactions, block purchases or otherwise.

On December 18, 2015, Ironsides Partners Special Situations Master Fund II L.P. delivered a letter to the Issuer stating that it intends to present the following proposals to stockholders at the Issuer's 2016 Annual Meeting (i) the nomination of two candidates for election to the Board, (ii) a binding proposal to terminate the Investment Advisory Agreement between the Issuer and FSM (the “Investment Advisory Agreement”) and (iii) an advisory proposal, if the proposal to terminate the Investment Advisory Agreement is successful, advising the Board that none of FSM or any of its principals or other affiliates should be engaged to manage or advise any of the assets of the Issuer in any capacity.

Other than as described above, Mr. Tannenbaum does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)–(j) of Schedule 13D, although Mr. Tannenbaum may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding Shares as of December 11, 2015, as reported in the Issuer’s Form 10-K filed on December 14, 2015. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power, 2,492,305 Shares are held by him directly; 95,634 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; and 10,875 Shares are held as custodian for his three children (in the amounts of 7,500 Shares, 2,000 Shares and 1,375 Shares). The 154,728 Shares over which Mr. Tannenbaum has shared voting and dispositive power are directly held by FSAM, for which Mr. Tannenbaum serves as Chairman and Chief Executive Officer.

(c) Mr. Tannenbaum acquired beneficial ownership of a total of 402,152 Shares since the filing on the Fifth Amended Schedule 13D on December 2, 2015. These Shares were purchased by Mr. Tannenbaum in the open market on the dates, in the amounts and at the prices set forth below.

Date	Number of Shares	Weighted Average Price
		Per Share

December 16, 2015	33,912	$7.9770
December 17, 2015	33,912	$7.9740
December 18, 2015	30,000	$7.9010
December 22, 2015	52,758	$8.0776
December 23, 2015	26,006	$8.4640
December 24, 2015	23,600	$8.6690
December 28, 2015	50,491	$8.5640
December 29, 2015	50,491	$8.6071
December 30, 2015	50,491	$8.5720
December 31, 2015	50,491	$8.602

(d) FSAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 154,728 Shares beneficially owned by Mr. Tannenbaum. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 95,634 Shares beneficially owned by Mr. Tannenbaum. Mr. Tannebaum’s children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,875 Shares beneficially owned by Mr. Tannenbaum.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Mr. Tannenbaum holds some of the acquired Shares reported in Item 5(c) of this Sixth Amended Schedule 13D in a margin account pursuant to a brokerage agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

By: /s/ Leonard M. Tannenbaum

Name: Leonard M. Tannenbaum